Hogan Lovells US LLP 1601 Wewatta Street Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com

March 3, 2017

Via EDGAR

Suzanne Hayes

Assistant Director, Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	UnitedHealth Group Incorporated
Registration Statement on Form S-4
Filed February 21, 2017
File No. 333-216153

Dear Ms. Hayes:

On behalf of UnitedHealth Group Incorporated (“UnitedHealth Group” or the “Company”), this letter responds to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 28, 2017 addressed to Marianne D. Short, Executive Vice President and Chief Legal Officer of the Company, regarding the Company’s registration statement on Form S-4 filed on February 21, 2017 (the “Registration Statement”). As discussed in greater detail below, UnitedHealth Group intends to file an amended Registration Statement, which will amend the prospectus / offer to exchange to incorporate by reference relevant portions of the definitive proxy statement for the Company’s 2016 annual meeting of stockholders, among other changes.

For your convenience, the text of the Staff’s comment is set forth below in bold, followed by our response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

General

1.	We note that your filing incorporates by reference the Annual Report on Form 10-K for the fiscal year ended December 31, 2016. We also note that Part III of the Form 10-K incorporates by reference the proxy statement for the 2017 annual meeting of shareholders, which has not yet been filed. Please be advised that we will not be in a position to accelerate the effective date of your registration statement until the 10-K is amended to include Part III information, or the proxy statement is filed. For guidance, please refer generally to an analogous provision applicable to Form S-3 registrants in Securities Act Forms Compliance and Disclosure Interpretation 123.01.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Shanghai FTZ Zagreb. Business Service Centers: Johannesburg Louisville. Legal Service Center: Birmingham. For more information see www.hoganlovells.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 3, 2017

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that the prospectus / offer to exchange forming part of the Registration Statement will constitute a complete Securities Act Section 10(a) prospectus following the amendment of the Registration Statement to incorporate the relevant portions of the definitive proxy statement for the Company’s 2016 annual meeting of stockholders. As a result, we believe it would be consistent with Staff guidance regarding primary offerings by well-known seasoned issuers (“WKSIs”) like UnitedHealth Group and established practice regarding registration statements on Form S-4 for the Staff to accelerate the effectiveness of the Registration Statement without it setting forth or incorporating by reference the Company’s fiscal 2016 executive compensation disclosure.

We understand the Staff’s comment derives from Securities Act Forms Compliance and Disclosure Interpretation 123.01 (“C&DI 123.01”), which provides guidance in the context of a non-automatic shelf registration statement. In particular, C&DI 123.01 sets forth the requirement that after a registrant files its Form 10-K for its most recent fiscal year, a non-automatic shelf registration statement must incorporate by reference executive compensation disclosure and the other disclosure set forth in Part III of Form 10-K (“Part III information”) for the most recent fiscal year before the Staff will accelerate the effectiveness of the non-automatic shelf registration statement. It should be noted that this guidance applies to registrants other than WKSIs, as shelf registration statements filed by WKSIs are automatically effective pursuant to Instruction I.D. of Form S-3.

As noted, the guidance set forth in C&DI 123.01 does not apply to shelf registration statements filed by WKSIs. Guidance with respect to filings by WKSIs is instead set forth in Securities Act Forms Compliance and Disclosure Interpretation 114.05 (“C&DI 114.05”). C&DI 114.05 provides that a WKSI may file and use an automatic shelf registration statement after filing its Form 10-K for its immediately concluded fiscal year even though the WKSI has not included or incorporated by reference Part III information for that fiscal year, so long as the WKSI determines that the prospectus set forth in the registration statement includes the information required by Securities Act Section 10(a) and Schedule A. Similarly, Securities Act Forms Compliance and Disclosure Interpretation 114.07 (“C&DI 114.07” and together with C&DI 114.05, the “WKSI C&DIs”) provides that a WKSI may file an automatic shelf registration statement during the pendency of a confidential treatment request so long as the registrant determines that the prospectus includes the information required by Securities Act Section 10(a) and the applicable rules thereunder. In contrast, issuers other than WKSIs must resolve all confidential treatment requests before the Staff will accelerate the effectiveness of a non-automatic shelf registration statement.

The key difference between C&DI 123.01 and the WKSI C&DIs, as noted, is the status of the registrant. The WKSI C&DIs reflect a determination by the Staff that a WKSI and its counsel are best positioned to determine whether a prospectus satisfies the requirements of Securities Act Section 10(a) and the applicable rules thereunder, while non-WKSIs must always provide Part III information for the most recent fiscal year after filing the Form 10-K for that fiscal year. This distinction reflects, in part, that WKSIs are typically better informed about disclosure requirements and that there is a greater amount of information available regarding such registrants. The same factors that underlie this distinction apply equally in the case of primary offerings registered on Form S-3 as in the case of primary offerings registered on Form S-4. To take a different view would result in an inconsistent outcome; namely, that target stockholders would need more recent executive compensation information about an acquiror than investors purchasing shares in an offering. If anything, the

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 3, 2017

executive compensation disclosure of an acquiror is less relevant in the case of a business combination transaction (in which the terms of the business combination transaction are paramount) as compared to a sale of securities, in which the focus of investors is wholly on the registrant.

This outcome would also clearly contradict the adopting release for Form S-4. The similar decision facing target stockholders and potential investors in a primary offering outside of a business combination transaction was noted in Securities Act Release No. 33-6578 (April 23, 1985), the adopting release for Form S-4: “Form S-4 reflects the premise that decisions made in the context of business combination transactions and those made otherwise in the purchase of a security in the primary or trading market are substantially similar,” with respect to the acquiror information required by Items 18 and 19 of Form S-4. In addition, “the amount of prospectus presentation for management information, like company information, depends on which form could be used in a primary offering not involving a business combination.” The adopting release reflects that the level of information about a registrant’s executive compensation disclosure and other management information should be the same regardless of whether the offering is in the context of a business combination transaction or a primary offering unrelated to a business combination transaction, and the approach reflected in the WKSI C&DIs should therefore apply equally in the case of registration statements on Form S-4 as in the case of registration statements on Form S-3.

We also note that business combination transactions occur throughout the year and are often driven by factors wholly unrelated to an acquiror’s cycle of public disclosure. Stock-for-stock acquisitions are frequently scheduled to occur during an acquiror’s first fiscal quarter. At this time, the acquiror’s executive compensation disclosure required by Item 402 of Regulation S-K for the previous fiscal year may either not yet be available or might only be obtained through great effort and expense. Holding a business combination transaction hostage to executive compensation disclosure at a time early in the fiscal year when such disclosure is not expected by the markets to be available would not appear to be in the best interests of either the target or the acquiror’s stockholders.

In fact, we believe that as a practical matter many large public companies with a fiscal year ending on December 31 would not be in a position to provide complete disclosure regarding executive compensation during this time of year. This timeline is dictated, at least in part, by the timeline for compensation disclosure required by Form 10-K, including General Instruction G(3) thereto, and additionally reflects the necessity of verifying and auditing year-end financial results which often provide the basis for incentive compensation. For many named executive officers of public companies, incentive compensation represents a substantial portion or a majority of total annual compensation. To compel WKSIs who are about to complete a business combination transaction in the opening months of the year to provide disclosure regarding executive compensation ahead of the normal schedule would force them to dramatically accelerate this important decision-making process and to provide disclosure in advance of when it would normally be required. Moreover, with respect to WKSIs in particular, an acquiror, by virtue of its WKSI status, already attracts a certain level of market attention, and therefore the information about such an acquiror that is relevant to target stockholders is already readily available. Thus, any additional executive compensation disclosure would have at most a minimal benefit that is substantially outweighed by the cost of compiling such information on an accelerated basis.

U.S. Securities and Exchange Commission

Division of Corporation Finance

March 3, 2017

The alternative would be to delay the effectiveness of Form S-4s until the proxy disclosure for the acquiror’s annual meeting is completed, resulting in a delayed closing of the business combination transaction. Delaying the completion of a transaction that is very likely to be material to the acquiror, and that is by definition material to the target, would undoubtedly result in significant financial cost to the constituent companies and their stockholders without any meaningful corresponding benefit from the additional executive compensation disclosure that is eventually included in the prospectus.

The approach reflected in the WKSI C&DIs is already widely adopted by WKSIs, and appears to have been accepted by the Staff, in the context of registration statements on Form S-4. As detailed in Annex A to this letter, the Staff accelerated the effectiveness of nearly half of the registration statements on Form S-4 filed by WKSIs during the last three weeks of February 2016 (roughly the timeframe in which a WKSI would be expected to have filed its Form 10-K for the immediately concluded fiscal year but before it would be expected to have finalized its executive compensation disclosure for that fiscal year) before the registrant filed Part III information for the immediately concluded fiscal year. Each of these registrants adopted the approach reflected in the WKSI C&DIs and the Form S-4 adopting release, concluding that its prospectus satisfied the requirements of Securities Act Rule 10(a) and the applicable rules thereunder.

As discussed above, UnitedHealth Group intends to file an amended Registration Statement which will incorporate Part III information from the Company’s 2016 proxy statement, which both UnitedHealth Group and its counsel believe will satisfy the requirements of Securities Act Section 10(a) and the applicable rules thereunder. For the foregoing reasons, we respectfully submit that the Staff should be in a position to accelerate the effectiveness of the Registration Statement following such amendment.

*            *             *

We hope that the foregoing, and the proposed amendment to the Registration Statement, have been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ David Crandall
David Crandall, Esq.
Hogan Lovells US LLP

cc:	Richard J. Mattera, Senior Deputy General Counsel, Securities, Transactions & International, UnitedHealth Group
James E. Langston, Esq., Cleary Gottlieb Steen & Hamilton LLP

ANNEX A

REGISTRATION STATEMENTS ON FORM S-4 FILED BY WELL-KNOWN SEASONED ISSUERS

Registrant*	Filing Date of Form S-4	Filing Date of Registrant’s Fiscal 2015 Form 10-K	Effective Date of Form S-4	Date of Filing Part III Information for Fiscal 2015	Fiscal 2015 Part III Information Included in S-4 Before Effectiveness
Tempur Sealy International, Inc.	February 12, 2016	February 12, 2016	March 8, 2016	March 21, 2016	No
Alphabet Inc.	February 12, 2016	February 11, 2016	April 7, 2016	March 29, 2016	Yes
Old National Bancorp	February 17, 2016	February 26, 2016	March 29, 2016	March 24, 2016	Yes
AT&T Inc.	February 19, 2016	February 18, 2016	March 11, 2016	March 11, 2016	Yes
Columbia Pipeline Group, Inc.	February 23, 2016	February 18, 2016	April 14, 2016	April 7, 2016	Yes
Huntsman International LLC**	February 26, 2016	February 16, 2016	March 8, 2016	March 25, 2016	No
Range Resources Corp	February 29, 2016	February 25, 2016	March 11, 2016	April 8, 2016	No

*	Source: Lexis Securities Mosaic (March 1, 2017). Search of registration statements on Form S-4 filed by well-known seasoned issuers between Monday, February 8, 2016 and Monday, February 29, 2016. Search limited to domestic companies with calendar fiscal year ends. Excludes investment banks.

**	Huntsman International LLC included the Part III information for fiscal 2014 of its parent, Huntsman Corporation, which filed the Part III information for fiscal 2015 on March 25, 2016.